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09/13/2022

AFL-CIO HIT Investments Promote Positive Change in the MidWest

The AFL-CIO Housing Investment Trust (HIT) is pleased to announce its $18.2 million investment in Ladder 260, part of a public-private, state-of-the-art, multi-phase development in downtown Minneapolis that Affordable Housing Finance Magazine recently referred to as “a big step toward bringing a range of housing opportunities to Minneapolis.”

Ladder 260, a six-story 90-unit affordable housing development, is part of the redevelopment of a vacant surface parking lot and the original Minneapolis Fire Station 1, built in 1909. Ladder 260 and O2, a 22-story market-rate tower, broke ground in June and are being developed simultaneously on the 1.75-acre site. Ladder 260 will feature one-and two-bedroom apartments with rents restricted to residents earning 30 to 60 percent of area median income (AMI). Eighteen of the apartments will be reserved for individuals who have been homeless.

“Ladder 260 is an example of how the HIT can invest in real solutions to some of the economic challenges faced by so many of our communities” said Chang Suh, HIT’s CEO and CIO. “Our investments seek to promote returns while also creating union construction jobs and housing units that are so critical for working families right now.”

Ladder 260 is the 64th project under the HIT’s $2 billion MidWest@Work Initiative. Since 2016, this initiative has generated 9,256 housing units, created an estimated 22 million hours of union construction work and nearly 30,000 jobs for a total economic impact of $5.4 million in Buffalo, Chicago, Cleveland, Columbus, Detroit, Milwaukee, Minneapolis, Pittsburgh, St. Louis and St. Paul. ” The MidWest@Work Initiative creates an opportunity for the HIT to promote signifcant, lasting and positive impacts throughout these wonderfully diverse communities,” Suh said.

About the HIT: The HIT is a fixed-income, investment grade mutual fund with $6.3 billion in net assets. For over 35 years, the HIT has been a leader in putting union and public pension capital to work to produce competitive returns and achieve mission-related collateral objectives. Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT Subsidiary Building America CDE, Inc. project data. The data is current as of June 30, 2022. Economic impact data is in 2021 dollars and all other figures are nominal.

Contact: Dianne Ambrose, 202-467-2569, dambrose@aflcio-hit.com

1227 25th Street, NW

Suite 500

Washington, DC 20037

Phone: 202-331-8055

1227 25th Street, NW

Suite 500

Washington, DC 20037

Phone: 202-331-8055

Legal Disclaimer Prospectus Statement of Additional Information

©2022 AFL-CIO HIT

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.